UAV CORP.

April 25, 2022

United States Securities and Exchange Commission	VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UAV Corp.
Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A
Filed April 12, 2022
File No. 024-11456
Qualification Request

To Whom It May Concern:

Further to our receipt of confirmation from your office that there were no comments UAV Corp’s (the “Company”) Offering Statement on Form 1-A as well as any amendments as filed, we are now in a position to proceed with the Company’s Post Qualification Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement and Amendment(s), as the offering has been registered in the state of Wyoming. Accordingly, we hereby request the SEC qualify our Post Qualification Amendment to the Offering Statement on Form 1-A effective 4:00 p.m. on Wednesday April 27, 2022 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Michael F. Lawson

Michael F. Lawson, CEO